UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 12 January 2016

Orange will acquire 100% of the mobile operator Cellcom Liberia

Orange today announced it has entered into a firm agreement with Cellcom Telecommunications Limited to acquire, through its subsidiary Orange Côte d’Ivoire, 100% of Cellcom’s Liberia subsidiary, the leading mobile operator[1] in Liberia, with the strongest market commercial momentum.

Orange will provide its marketing expertise and world-class technical capability to further strengthen the network operator, enhance services to consumers and contribute to the economic growth of Liberia. Cellcom’s founders and employees will remain involved in the business to ensure a smooth integration, support performance and continue long-standing relations with the Government of Liberia.

This acquisition is part of the international development strategy of Orange, which aims to accelerate its growth by entering new emerging markets with high potential. This will enable Orange to strengthen its positions in Africa, which is a strategic priority for the Group.

Liberia is a country of over 4.3 million inhabitants, with a mobile penetration rate of 66%, lower than in many neighbouring countries. With a national mobile license and its significant market share in the country in number of subscribers, Cellcom has excellent potential for growth over the coming years.

The completion of the transaction remains subject to approval by the competent authorities.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

[1] Number of subscribers end of October 2015

ORANGE

Date: January 12, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations